NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission
(the ?Commission?) of its intention to remove the entire class of American Depositary Shares (Each representing ten Class B shares) (?American Depositary Shares?) of MetroGAS
(the 'Company') from listing and registration on the Exchange at the opening of business on July 26, 2010, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the American Depositary Shares are no longer suitable for continued listing and trading on the Exchange.
The Exchange's action is being taken in view of the Company's announcement on June 17, 2010, that the Company has decided to file for reorganization proceedings under Argentine Law (similar to Chapter 11 in the United States). The NYSE noted the uncertainty as to the timing and outcome of the reorganization process in Argentina.

1. The Exchange's Listed Company Manual, subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or delisting a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on June 17, 2010, determined that the American Depositary Shares should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the American Depositary Shares from listing and registration on the Exchange. The Company was notified by letter on June 17, 2010.

3. Pursuant to the above authorization, a press release was immediately issued by the Exchange and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on June 17, 2010 of the suspension of trading in the American Depositary Shares. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation, Inc. the determination of the Exchange to delist its American Depositary Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period.